                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004



                                    FORM 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995


                     Commission file number    1 - 7479
                                            --------------

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                              ---------------------
                            (Full title of the plan)

                              BAY STATE GAS COMPANY
                               300 Friberg Parkway
                      Westborough, Massachusetts 01581-5039
                      -------------------------------------
                  (Name and address of issuer of the securities
                           held pursuant to the plan)

              Index                                                     Page No.
              -----                                                     --------

    (a)      Signatures:                                                  3

    (b)      Financial Statements:

             Independent Auditors' Report                                 4

             Statements of Net Assets Available for
               Plan Benefits of December 31, 1995
               and 1994                                                   5

             Statements of Changes in Net Assets
               Available for Plan Benefits for the
               years ended December 31, 1995, 1994
               and 1993                                                   6-8

             Notes to Financial Statements                                9-16

             Schedule I:  Item 27a - Schedule of
                Assets Held for Investment Purposes                       17

             Schedules II:  Item 27d - Schedule of
                Reportable Transactions - Year Ended
                December 31, 1995                                         18

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                      BAY STATE GAS COMPANY
                                                      BENEFITS COMMITTEE


Date: June 30, 1996                                   By_______________________
                                                      Charles H. Tenney III
                                                      Chairman


                                                      By______________________
                                                      Thomas W. Sherman
                                                      Committee Member


                                                      By______________________
                                                      William D. MacGillivray
                                                      Committee Member


                                                      By______________________
                                                      Jane P. Campagna
                                                      Committee Member


                                                      By______________________
                                                      Elizabeth A. Foley
                                                      Committee Member

                          Independent Auditors' Report

The Benefits Committee
Bay State Gas Company:

We have audited the accompanying statements of Net Assets Available for Plan Benefits of the Bay State Gas Company Employee Savings Plan as of December 31, 1995 and 1994, and the related statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the Net Assets Available for Plan Benefits of the Bay State Gas Company Employee Savings Plan at December 31, 1995 and 1994, and the changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick  LLP
Boston, Massachusetts
June 18, 1996

                   Bay State Gas Company Employee Savings Plan
              Statements of Net Assets Available for Plan Benefits
                           December 31, 1995 and 1994

Assets
                                                                       1995               1994
- --------------------------------------------------------------------------------------------------
Investments, at fair value (note 4):

  Company Stock Master Trust                                        $15,258,822               --
  Company Stock Fund                                                       --          $ 7,981,221
  AIM Constellation Fund                                              2,001,128               --
  Templeton Foreign Fund                                              6,504,203               --
  Stagecoach S&P 500 Stock Fund                                       4,021,750               --
  Company PAYSOP Fund                                                      --            5,861,874
  Templeton Growth Fund, Ltd.                                              --            6,374,217

  Wells Fargo LifePath Funds:

           LifePath 2000                                                 36,737               --
           LifePath 2010                                                363,038               --
           LifePath 2020                                                184,413               --
           LifePath 2030                                                 93,660               --
           LifePath 2040                                                276,609               --

  State Street Bank and Trust Company
           Index Fund                                                      --            2,903,470

  Stable Value Fund                                                   7,812,999               --

  State Street Bank and Trust Company
           Selection Fund                                                  --            7,749,125

Investments, at cost which approximates fair value (note 4):

  Loan Fund                                                           1,574,274          1,395,468
                                                                    -----------        -----------

           Total investments                                        $38,127,633        $32,265,375

Contributions receivable from employees and
   employer                                                              20,474               --

Cash and cash equivalents                                                  --              240,043

Accrued interest receivable                                                --               44,153

Other receivables                                                          --                4,882
                                                                    -----------        -----------

Total assets                                                        $38,148,107        $32,554,453
                                                                    ===========        ===========

Accrued expenses                                                           --               14,150

Due to Bay State Gas Company Employee Savings
   Plan for Operating Employees                                            --              162,390
                                                                    -----------        -----------

Total Liabilities                                                          --              176,540
                                                                    -----------        -----------

Net Assets Available for Plan Benefits                              $38,148,107        $32,377,913
                                                                    ===========        ===========

See accompanying notes to financial statements.

                   Bay State Gas Company Employee Savings Plan
         Statement of Changes in Net Assets Available for Plan Benefits
                          Year ended December 31, 1995

                                                                                   Plan Interest
                                                                                        in
                                                                        Templeton     Company          AIM       LifePath  LifePath
                                           Selection      Index          Growth        Stock      Constellation    2000      2010
                                              Fund         Fund           Fund      Master Trust      Fund         Fund      Fund
                                          -----------------------------------------------------------------------------------------
Investment Income:
   Interest                               $   126,204   $        --   $        82   $        --    $   63,544    $    --   $     --

   Dividends                                       --            --            --            --            --         --         --

Net appreciation (depreciation) in the
   fair value of investments                       --       279,802       259,137            --       (39,398)     1,718     10,508

Plan Interest in Company Stock Master
Trust investment income                            --            --            --     2,231,119            --         --         --
                                          -----------------------------------------------------------------------------------------
      Total investment income                 126,204       279,802       259,219     2,231,119        24,146      1,718     10,508

Contributions:

   Employee                                   112,799        56,898       136,242       327,587       344,513     28,894     62,545

   Employer                                    51,272        26,667        62,333       131,553       139,003      9,576     25,976
                                          -----------------------------------------------------------------------------------------
      Total contributions                     164,071        83,565       198,575       459,140       483,516     38,470     88,521
                                          -----------------------------------------------------------------------------------------

   Total additions                            290,275       363,367       457,794     2,690,259       507,662     40,188     99,029
                                          -----------------------------------------------------------------------------------------

Benefits paid                                (339,425)      (23,877)     (450,486)     (386,246)         (838)    (6,010)    18,778

Fees Paid                                      (7,500)       (3,000)       (1,250)       (3,701)         (909)       (15)      (131)

Transfers between funds                    (7,808,137)   (3,282,789)   (6,419,651)   12,962,545     1,499,114      2,650    246,242
                                          -----------------------------------------------------------------------------------------

   Net Increase (decrease)                 (7,864,787)   (2,946,299)   (6,413,593)   15,262,857     2,005,029     36,813    363,918

   Net Assets Available for Plan Benefits
   Beginning of year                        7,864,787     2,946,299     6,413,593            --            --         --         --
                                          -----------------------------------------------------------------------------------------
   End of year                            $        --    $       --   $        --   $15,262,857    $2,005,029    $36,813   $363,918
                                          ===========    ==========   ===========   ===========    ==========    =======   ========

                                                                                       Stagecoach
                                          LifePath   LifePath  LifePath    Templeton    S&P 500       Stable
                                            2020       2030      2040       Foreign      Stock        Value
                                            Fund       Fund      Fund        Fund         Fund         Fund
                                          --------------------------------------------------------------------
Investment Income:
   Interest                               $     --   $    --   $     --   $  417,490   $  119,707   $  381,729

   Dividends                                    --        --         --           --           --           --

Net appreciation (depreciation) in the
   fair value of investments                 9,741     5,063     20,019      212,509      629,654           --

Plan Interest in Company Stock Master
Trust investment income                         --        --         --           --           --           --
                                          --------------------------------------------------------------------
      Total investment income                9,741     5,063     20,019      629,999      749,361      381,729

Contributions:

   Employee                                 62,166    43,092     40,899      282,690      162,179      266,589

   Employer                                 27,210    12,557     17,067      125,482       64,375      109,523
                                          --------------------------------------------------------------------
      Total contributions                   89,376    55,649     57,966      408,172      226,554      376,112
                                          --------------------------------------------------------------------

   Total additions                          99,117    60,712     77,985    1,038,171      975,915      757,841
                                          --------------------------------------------------------------------

Benefits paid                                 (514)   (1,143)        --     (103,966)    (100,318)    (368,106)

Fees Paid                                     (209)      (95)       (98)      (2,039)      (1,250)      (2,913)

Transfers between funds                     87,044    34,514    199,106    5,575,112    3,149,538    7,430,812
                                          --------------------------------------------------------------------

   Net Increase (decrease)                 185,438    93,988    276,993    6,507,278    4,023,885    7,817,634

   Net Assets Available for Plan Benefits
   Beginning of year                            --        --         --           --           --           --
                                          --------------------------------------------------------------------
   End of year                            $185,438   $93,988   $276,993   $6,507,278   $4,023,885   $7,817,634
                                          ========   =======   ========   ==========   ==========   ==========

                                             Company
                                              Stock          Loan
                                               Fund          Fund        Total
                                           ---------------------------------------
Investment Income:
   Interest                                $        957   $  116,848   $ 1,226,561

   Dividends                                    212,155           --       212,155

Net appreciation (depreciation) in the
   fair value of investments                    322,290           --     1,711,043

Plan Interest in Company Stock Master
Trust investment income                              --           --     2,231,119
                                           ---------------------------------------
      Total investment income                   535,402      116,848     5,380,878

Contributions:

   Employee                                     130,412           --     2,057,505

   Employer                                      60,736           --       863,330
                                           ---------------------------------------
      Total contributions                       191,148           --     2,920,835
                                           ---------------------------------------

   Total additions                              726,550      116,848     8,301,713
                                           ---------------------------------------

Benefits paid                                  (727,498)     (15,156)   (2,504,805)

Fees Paid                                        (3,600)          (4)      (26,714)

Transfers between funds                     (13,780,941)     104,841            --
                                           ---------------------------------------

   Net Increase (decrease)                  (13,785,489)     206,529     5,770,194

   Net Assets Available for Plan Benefits
   Beginning of year                         13,785,489    1,367,745    32,377,913
                                           ---------------------------------------
   End of year                             $         --   $1,574,274   $38,148,107
                                           ============   ==========   ===========

See accompanying notes to financial statements.

                   Bay State Gas Company Employee Savings Plan
                       Statement of Changes in Net Assets
                           Available for Plan Benefits
                          Year ended December 31, 1994

                                                                   Templeton
                                                                     Growth       Company      Company
                                            Selection    Index        Fund         Stock        PAYSOP       Loan
                                               Fund      Fund         Ltd.         Fund          Fund        Fund       Total
                                               ----      ----         ----         ----          ----        ----       -----
Investment income:

   Interest                                $  505,443  $      126  $    1,881  $     1,340  $        65  $   83,144  $   591,999

   Dividends                                       --          --     540,519      622,724      170,116          --    1,333,359

   Net appreciation (depreciation)  in
     the fair value of investments                 --      42,626    (527,097)  (1,478,062)    (902,599)         --   (2,865,132)
                                           -------------------------------------------------------------------------------------
        Total investment income (loss)        505,443      42,752      15,303     (853,998)    (732,418)     83,144     (939,774)
                                           -------------------------------------------------------------------------------------
Contributions:

   Employee                                   472,331     222,333     519,766      612,186           --          --    1,826,616

   Employer                                   208,090     105,251     216,600      263,287           --          --      793,228
                                           -------------------------------------------------------------------------------------
        Total contributions                   680,421     327,584     736,366      875,473           --          --    2,619,844
                                           -------------------------------------------------------------------------------------

        Total additions                     1,185,864     370,336     751,669       21,475     (732,418)     83,144    1,680,070

Benefits paid                                (303,234)   (146,830)    (86,594)    (216,344)     (68,142)         --     (821,144)

Administrative fees                           (37,924)    (15,719)     (8,495)     (18,617)     (12,072)         --      (92,827)

Transfers between funds                      (295,889)    (99,822)    986,830    5,271,860   (5,911,575)     48,596           --

Transfers out to other plans                 (439,676)   (133,279)   (217,870)    (613,872)          --    (112,786)  (1,517,483)
                                           -------------------------------------------------------------------------------------
   Net increase (decrease) in plan equity     109,141     (25,314)  1,425,540    4,444,502   (6,724,207)     18,954     (751,384)

   Net Assets Available for Plan Benefits:

      Beginning of year                     7,755,646   2,971,613   4,988,053    9,340,987    6,724,207   1,348,791   33,129,297
                                           -------------------------------------------------------------------------------------
      End of year                          $7,864,787  $2,946,299  $6,413,593  $13,785,489  $        --  $1,367,745  $32,377,913
                                           ==========  ==========  ==========  ===========  ===========  ==========  ===========

See accompanying notes to financial statements.

                   Bay State Gas Company Employee Savings Plan
                       Statement of Changes in Net Assets
                           Available for Plan Benefits
                          Year ended December 31, 1993

                                                                 Templeton
                                                                   Growth     Company     Company
                                          Selection    Index        Fund       Stock       PAYSOP       Loan
                                             Fund       Fund        Ltd.        Fund        Fund        Fund        Total
                                             ----       ----        ----        ----        ----        ----        -----
Investment income:

   Interest                              $  503,442  $      209  $    1,133  $      519  $        6  $   78,346  $   583,655

   Dividends                                     --          --     352,725     418,771     322,543          --    1,094,039

   Net appreciation in the fair value of
     investments                                 --     272,874     772,718   1,007,627     780,368          --    2,833,587
                                         -----------------------------------------------------------------------------------
        Total investment income             503,442     273,083   1,126,576   1,426,917   1,102,917      78,346    4,511,281
                                         -----------------------------------------------------------------------------------
Contributions:

   Employee                                 518,563     238,927     346,554     664,002          --         734    1,768,780

   Employer                                 251,064     108,624     156,314     291,408          --          --      807,410
                                         -----------------------------------------------------------------------------------
        Total contributions                 769,627     347,551     502,868     955,410          --         734    2,576,190
                                         -----------------------------------------------------------------------------------

        Total additions                   1,273,069     620,634   1,629,444   2,382,327   1,102,917      79,080    7,087,471
                                         -----------------------------------------------------------------------------------

Benefits paid                               (91,104)    (43,861)    (14,633)   (103,805)    (17,372)     (3,946)    (274,721)

Transfers between funds                    (186,471)   (231,084)    157,273     100,323          --     159,959           --
                                         -----------------------------------------------------------------------------------

         Net increase in plan equity        995,494     345,689   1,772,084   2,378,845   1,085,545     235,093    6,812,750

Net Assets Available for Plan Benefits:
      Beginning of year                   6,760,152   2,625,924   3,215,969   6,962,142   5,638,662   1,113,698   26,316,547
                                         -----------------------------------------------------------------------------------
      End of year                        $7,755,646  $2,971,613  $4,988,053  $9,340,987  $6,724,207  $1,348,791  $33,129,297
                                         ==========  ==========  ==========  ==========  ==========  ==========  ===========

See accompanying notes to financial statements.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1995, 1994 and 1993

1)       Description of Plan

         (a)      General

                  The Bay State Gas Company Employee Savings Plan ("the Plan") is a defined contribution payroll reduction savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan document for more complete information.

         (b)      Eligibility

                  Substantially all non-union employees of Bay State Gas Company (the "Company") and its wholly-owned subsidiaries, Northern Utilities, Inc. and Granite State Gas Transmission, Inc. are eligible for participation in the Plan following the completion of one year of service. To meet the service requirement, an employee must complete at least 1,000 hours of service during any twelve consecutive months commencing on their date of employment or any anniversary of that date.

                  Employees may participate in the Plan until death, retirement, or withdrawal of the entire contributed balance.

2)       Summary of Significant Accounting Policies

         (a)      Basis of Presentation

                  The accompanying financial statements have been prepared on the accrual basis of accounting.

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Certain amounts of reported revenues and expenses are also affected by these estimates and assumptions. Actual results could differ from those estimates.

         (b)      Trustee

                  Effective April 1, 1995, Wells Fargo Bank replaced State Street Bank as Trustee of the Plan and was granted discretionary authority concerning purchases and sales of investments for the Plan during that time. Plan assets are held in safekeeping by the Trustee.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1995, 1994 and 1993

2)       Summary of Significant Accounting Policies (continued)

         (c)      Investments

                  Investments in the AIM Constellation Fund, Stagecoach S&P 500 Stock Fund, Company Stock Fund, LifePath Funds and the Templeton Foreign Fund are stated at market value. Market values are based on quotations from national securities exchanges for the various investments as of the close of business on the last day of the year.

                  The fair value of the Plan's interest in the Company Stock Master Trust (Master Trust) is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses (Note 5). Quoted market prices are used to value investments in the Master Trust.

                  GICs held in the Stable Value Fund are valued at contract value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rates are fixed for GICs and averaged 6.69% at December 31, 1995. At December 31, 1995, the fair value of the GICs is $6,933,298.

                  The Income Accumulation Fund is stated at market value which is based on the fair value of its underlying securities as follows: GICs and synthetic GICs, which are all benefit responsive, are stated at contract value, publicly traded U.S. government notes and bonds are stated at quoted market value and money market securities are stated at cost which approximates fair value.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                  Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

         (d)      Payment of benefits

                  Benefits are recorded when paid.

3)       Plan Administration

         (a)      Administration

                  The Plan is administered by the Bay State Gas Company Benefits Committee ("the Committee"), which is comprised

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1995, 1994 and 1993

         (a)      Administration (continued)

                  of three or more individuals selected by the Board of Directors of the Company. The Committee carries out the provisions of the Plan, replies to questions and resolves disputes arising under the Plan. Members of the Committee do not receive compensation for service.

         (b)      Expenses

                  The Plan charges a monthly loan processing fee of $3.50 to participants borrowing from their accounts and a $10 fee for each participant's change of investment instructions in excess of 10 in any calendar year. Prior to January 1, 1994, all other administrative expenses of the Plan were paid by the Company. Effective January 1, 1994, all such expenses are paid by the Plan and allocated to participants' accounts.

4)       Investments

         All contributions are remitted to the Trustee for investment in accordance with the instructions of the participants.
         Participants may allocate their contributions (in 25% multiples) to various investment funds. Allocation percentages, as well as investment options among the investment funds, may be changed daily by the participant.

         The following investment funds are offered to active participants of the Plan.

         Company Stock Master Trust - Funds are invested in the Common Stock of Bay State Gas Company.

         Company Stock Fund - Funds were invested in the common stock of Bay State Gas Company.

         AIM Constellation Fund - Funds are invested principally in common stocks with emphasis on medium-sized and smaller emerging growth companies.

         Templeton Foreign Fund - Funds are invested in stocks and debt obligations of companies and governments outside of the United States.

         Stagecoach S&P 500 Stock Fund - Funds are invested in domestic debt and equity securities designed to approximate, as closely as practicable, the capitalization-weighted total rate of return of the S&P 500 Index.

         Templeton Growth Fund, Ltd. - Funds were invested in securities of corporations and governments of any nation in the world.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1995, 1994 and 1993

         Wells Fargo LifePath Funds - Funds are invested in a changing mix of U.S. and international stocks, bonds and money market instruments. The target dates of each fund refers to the year when investors plan to retire or begin to withdraw portions of their investment. Each fund accepts higher risk early on, and adjusts its asset mix to lower-risk investments over time.

         State Street Bank & Trust Company Index Fund - Funds were invested in publicly traded common stocks of United States corporations.

         Stable Value Fund - Funds are invested in a combination of guaranteed investment contracts (GICs) and shares of the Wells Fargo Income Accumulation Fund. The Wells Fargo Income Accumulation Fund is a pooled stable value fund that invests in a variety of fixed-income securities including; GIC's, synthetic GICs, publicly traded U.S. government notes and bonds and money market securities.

         State Street Bank & Trust Company Selection Fund - Funds were invested in a pooled fund of guaranteed investment contracts ("GICs").

         Loan Fund - Funds are comprised of amounts borrowed by participants from their account balances (see note 7).

         At December 31, 1995, each of the investment funds had the following number of participating accounts:

                        FUND NAME                            PARTICIPANTS
                        ---------                            ------------
               AIM Constellation Fund                             276
               LifePath 2000 Fund                                  17
               LifePath 2010 Fund                                  51
               LifePath 2020 Fund                                  68
               LifePath 2030 Fund                                  38
               LifePath 2040 Fund                                  47
               Templeton Foreign Fund                             347
               S&P 500 Stock - Stagecoach Fund                    297
               Stable Value Fund                                  387
               Company Stock Master Trust                         512

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1995, 1994 and 1993

         All funds, with the exception of the Loan Fund and the LifePath Funds, represented more than five percent of Net Assets Available for Plan Benefits at December 31, 1995. All funds, with the exception of the Loan Fund, represented more than five percent of Net Assets Available for Plan Benefits at December 31, 1994.

         During August 1994, all participant account balances in the PAYSOP Fund were transferred to the Company Stock Fund. The PAYSOP investments, consisting entirely of Company Stock, were subsequently transferred to the Company Stock fund on January 27, 1995.

5)       Interest in Bay State Gas Company Stock Master Trust

         A portion of the Plan's investments are in the Company Stock Master Trust (Master Trust) which was established for the investment of assets of the Plan and the Bay State Gas Company Savings Plan for Operating Employees. Each plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Wells Fargo Bank. At December 31, 1995, the Plan's interest in the net assets of the Master Trust was approximately 78%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan. The following table presents the fair values of investments for the Master Trust.

                                                               December 31, 1995
                                                               -----------------
Bay State Gas Company Stock                                        $19,471,480

Investment income for the Master Trust is as follows:

                                                                  Year Ended
                                                               December 31, 1995
                                                               -----------------
Net appreciation in fair value of Bay
State Gas Company Stock                                            $ 2,040,202
Interest                                                                 8,424
Dividends                                                              783,463
                                                                   -----------
                                                                   $ 2,832,089
                                                                   ===========

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1995, 1994 and 1993

6)       Contributions

         (a)      Participant Contributions

                  Participants may designate a percentage of their annual compensation to be contributed to the Plan on their behalf by entering into the salary reduction agreement, thereby reducing their compensation by 1% to 15% of their annual eligible compensation. This compensation reduction was limited to a maximum amount of $9,240 per year in 1995 (indexed annually from $7,000 commencing January 1, 1987). In 1995, for employees whose earnings are in excess of $66,000 (indexed annually from $50,000 commencing January 1, 1987), contributions are limited to 7 1/2% of their annual compensation. Participants' salary payments will be reduced accordingly. A participant's eligible compensation for any given year generally consists of straight time wages, certain supplementary compensation and 75% of sales commissions paid or accrued. All overtime, bonuses, some supplementary compensation payments, deferred compensation, retirement benefits and other forms of nonrecurring compensation are excluded.

         (b)      Company Contributions

                  Beginning October 1, 1992, for participants under the age of 45 on January 1, 1992 and all employees hired after September 1, 1990, the Company changed the amount of its contribution to each participant's account to an amount equal to 100% of the first 2-1/2% of the participant's eligible compensation contributed and 50% of the next 5% of the participant's eligible compensation contributed, provided that total Company contributions did not exceed 5% of the participant's eligible compensation. For all others, the Company contribution is 5% of the participant's eligible compensation contributed.

         (c)      Vesting

                  Employer and employee contributions vest immediately.

7)       Withdrawals, Borrowings, and Distributions

         (a)      Withdrawals

                  Participants may withdraw all or any portion of their contributions made through November 1, 1983 on the last day of any month, upon 30 days notice to the Committee. Only one withdrawal may be made in any twelve-month period and the withdrawal may not exceed the value of the contributions in their account on that date.

                  Contributions made subsequent to November 1, 1983 may be withdrawn in the event of financial hardship or the attainment of 59 1/2 years of age.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1995, 1994 and 1993

         (b)      Borrowings

                  Participants may borrow from their accounts an amount which, together with any outstanding loans from any other qualified plans of the Company, does not exceed the lesser of (i) one-half of the amounts in all of their accounts or (ii) an amount which, when added to any other amounts borrowed under any other plan, does not exceed $50,000. Further, effective January 1, 1987, as a result of the Tax Reform Act of 1986, the $50,000 limitation will be reduced by the excess (if any) of the highest outstanding loan balance of a participant in the preceding twelve-month period ending on the day before the date on which the loan was made, over the outstanding balance of loans from the plan on the date of the loan. Applications to borrow must be adequately secured, must be for at least $1,000 and must be repaid at a rate of interest equal to the prime interest rate, as published in the Wall Street Journal, at the time the loan is made, plus one percent. This interest rate is applicable for the duration of the loan. Only two loans may be outstanding to a participant at any time and must be repaid within five years.

         (c)      Distributions

                  Distribution of a participant's entire account balance in the Plan will be made upon retirement, termination of employment or death. Distributions will be made to the participant or to the participant's designated beneficiary in either a lump sum payment or in periodic payments over a period not to exceed 10 years for a spousal beneficiary or over a period within 5 years in the case of a non-spousal beneficiary.

                  Upon the death of a Plan participant, benefits to the participant's spouse must commence no later than April 1st following the date the participant would have been age 70 1/2. For any other beneficiary, death benefits must commence within one year of the Participant's death.

                  Upon the retirement or termination of employment, Plan participants (thereby becoming inactive Plan participants) may elect to receive their share of Net Assets Available for Plan Benefits in a lump sum or in installments over a period not to exceed 10 years.

                              BAY STATE GAS COMPANY
                              EMPLOYEE SAVINGS PLAN
                          Notes to Financial Statements
                        December 31, 1995, 1994 and 1993

8)       Income Tax Status

         The Plan was amended effective April 1, 1995, and the Plan's sponsor has applied to the Internal Revenue Service ("IRS") for a tax determination letter. The Plan's sponsor and tax counsel feel, however, that the Plan and the Trust established under the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code ("IRC").

9)       Plan Termination

         (a) If the Plan is discontinued, all assets of the Plan must be used for the exclusive benefit of participants of the Plan.

         (b) The Company expects to continue the Plan indefinitely, however, it may terminate the Plan at any time by giving written notice to the Trustee. After termination, the Company will make no further contributions to the Plan.

10)      Reconciliation of Accompanying Financial Statements to Federal Form
         5500

         The following is a reconciliation of benefits paid to participants per accompanying financial statements to Federal Form 5500:

                                                          Year Ended
                                                       December 31, 1995
                                                       -----------------
Benefits paid to participants per
   accompanying financial statements                      $2,504,805
Benefits payable at December 31, 1994 per
   Federal Form 5500                                         786,044
                                                          ----------

Benefits paid per Federal Form 5500                       $1,718,761
                                                          ==========

         Benefits payable were recorded on Federal Form 5500 for benefit claims that had been processed and approved prior to December 31, 1994 but not yet paid as of that date. Benefits payable are not required to be accrued at the end of each year in the accompanying financial statements in order to conform with generally accepted accounting principles.

                                                                      Schedule I

                   Bay State Gas Company Employee Savings Plan

                                   Item 27(a)
                 Schedule of Assets Held for Investment Purposes

                                December 31, 1995

          Identity of                    Description of                                      Current
             Issue                         Investment                         Cost            Value
(a)           (b)                              (c)                             (d)             (e)
- ---       -----------                    --------------                       ----           -------
 *   Company Stock Master Trust      Master Trust; 1,375,908 Units         $13,107,383     $15,258,822
     Stable Value Fund               Pooled Fund; 752,792 shares             7,812,999       7,812,999
     AIM Constellation Fund          Mutual Fund; 88,900 shares              2,043,323       2,001,128
     Templeton Foreign Fund          Mutual Fund; 708,519 shares             6,372,943       6,504,203
     Stagecoach S&P 500 Stock Fund   Mutual Fund; 299,237 shares             3,443,400       4,021,750
 *   LifePath 2000 Fund              Collective Trust Fund; 3,225 shares        35,623          36,737
 *   LifePath 2010 Fund              Collective Trust Fund; 30,405 shares      352,709         363,038
 *   LifePath 2020 Fund              Collective Trust Fund; 14,944 shares      174,863         184,413
 *   LifePath 2030 Fund              Collective Trust Fund; 7,422 shares        88,699          93,660
 *   LifePath 2040 Fund              Collective Trust Fund; 21,393 shares      257,327         276,609
 *   Loan Fund                       Participant loans; 5.78% - 10.00%       1,574,274       1,574,274
                                                                           -----------     -----------
     Total assets held for
     investment purposes                                                   $35,263,543     $38,127,633
                                                                           ===========     ===========

*        Party in interest

                                                                   Page 18 of 18
                                                                     Schedule II

                   BAY STATE GAS COMPANY EMPLOYEE SAVINGS PLAN
                              Form 5500, Item 27(d)
                       Schedule of Reportable Transactions
                          Year Ended December 31, 1995

                                                                                                           Current Value
      Identity of party                Description         Purchase    Selling  Lease  Expense    Cost of   of asset on   Net gain
           involved                      of asset           price       price   rental Incurred    asset    transaction   or (loss)
             (a)                           (b)               (c)         (d)      (e)     (f)       (g)        date          (i)
                                                                                                               (h)
- -----------------------------------------------------------------------------------------------------------------------------------
AIM Constellation Fund            Mutual Fund - purchase   2,225,560         --   --       --    2,225,560   2,225,560           --

Templeton Foreign Fund            Mutual Fund - purchase   7,486,949         --   --       --    7,486,949   7,486,949           --

Stagecoach S&P 500 Stock Fund     Mutual Fund - purchase   3,937,118         --   --       --    3,937,118   3,937,118           --

Stable Fund                       Pooled Fund - purchase   8,730,703         --   --       --    8,730,703   8,730,703           --

Company Stock Fund Master Trust*  Master Trust - purchase 14,740,191         --   --       --   14,740,191  14,740,191           --
                                               - sale             --  1,712,487   --       --    1,632,808   1,712,487       79,679

State Street Bank Selection Fund* Pooled Fund - sale              --  8,738,298   --       --    8,738,298   8,738,298           --

State Street Bank Index Fund*     Pooled Fund -                       3,275,020                  2,069,153   3,275,020    1,205,867

Templeton Growth Fund             Mutual Fund -                       6,726,764                  6,019,486   6,726,764      707,278

Bay State Gas Company Stock Fund* Company Stock                      14,051,487                 10,320,171  14,051,487    3,731,316